Exhibit 99.1

REUNION NEUROSCIENCE PUTS IN PLACE AT-THE-MARKET EQUITY FACILITY

TORONTO, November 18, 2022 -- Reunion Neuroscience Inc. (TSX: REUN, NASDAQ: REUN) ("Reunion" or the “Company”), a biopharmaceutical company committed to developing innovative and patented therapeutic solutions for underserved mental health conditions, today announced that it has entered into an equity distribution agreement with Canaccord Genuity to establish an at-the-market equity facility.

Pursuant to the at-the-market equity facility (ATM Facility), the Company may, at its discretion sell up to US$10,000,000 of its common shares through “at-the-market” issuances on the Nasdaq Stock Market in the United States. No common shares will be offered or sold on the Toronto Stock Exchange or any other marketplace in Canada. The Company intends to use the net proceeds from the ATM Facility, if any, principally for general corporate purposes to fund ongoing operations.

The offer and sale of the common shares under the ATM Facility will be made by means of a prospectus supplement dated November 18, 2022 (the “Prospectus Supplement”) which supplements the Company’s existing short form base shelf prospectus dated December 3, 2021 (the “Base Shelf Prospectus”) included in the Company’s U.S. registration statement on Form F-10 (File No. 333-261515) under the U.S.-Canada multijurisdictional disclosure system (the “Registration Statement”). Copies of the Registration Statement and the Prospectus Supplement can be found on EDGAR at www.sec.gov and copies of the Base Shelf Prospectus and the Prospectus Supplement can be found on SEDAR at www.sedar.com. Copies of such documents may also be obtained from any of the following sources: Canaccord Genuity LLC, Attention: Syndicate Department, 99 High Street, 12th Floor, Boston MA 021990, by email at prospectus@cgf.com.

Such documents contain important information about the ATM Facility. Prospective investors should read the Base Shelf Prospectus and the Prospectus Supplement as well as the Registration Statement before making an investment decision.

The Toronto Stock Exchange has conditionally approved the ATM Facility and the Nasdaq Stock Market has been notified of the ATM Facility.

This news release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Reunion Neuroscience Inc.

Reunion (formerly, Field Trip Health Ltd.) is committed to developing innovative therapeutic solutions for mental health conditions. The Company’s lead asset, RE104, is a proprietary, novel serotonergic psychedelic compound being developed as a potential fast-acting and durable antidepressant for patients suffering from postpartum depression and other mental health conditions. The U.S. Patent and Trademark Office has granted the Company a patent for the claims related to RE104, granting it exclusive rights to the composition of matter, use and manufacturing of a family of hemi-ester compounds of hydroxytryptamines, including RE104. The patent will provide protection until 2041. Reunion is also developing the RE200 series, which includes compounds with potential for more selective serotonin receptor activity with reduced psychoactivity for potential use in more chronic treatment paradigms and indications.

Learn more at https://www.investors.reunionneuro.com, and https://www.reunionneuro.com.

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Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future.

Specifically, such forward-looking information included in this press release include, but are not limited to, statements with respect to the following: including statements regarding the aggregate value of common shares which may be issued pursuant to the ATM Facility and the Company’s expected use of the net proceeds from the ATM Facility, if any. Readers are cautioned that such information may not be appropriate for other purposes. Statements containing forward-looking information are not historical facts, but instead represent management’s expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. Although the management of believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to: market conditions and other factors that may affect the Company’s ability to utilize the ATM Facility and the prices at which the Company may sell common shares in the ATM Facility; the dilutive effect of issuances of common shares in the ATM Facility; future capital needs and uncertainty of additional financing; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; risks related to the COVID-19 pandemic and its impact on the Company, economic conditions and global markets; other unforeseen events, developments, or factors causing any of the aforesaid expectations, assumptions, and other factors ultimately being inaccurate or irrelevant and those factors described in greater detail in our most recent annual and interim management’s discussion and analysis, and in the “Risk Factors” section of the, Base Shelf Prospectus, the Prospectus Supplement and the Company’s annual information form for the fiscal year ended March 31, 2022, which are available at www.sedar.com, and should be considered carefully by prospective investors.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this press release represents our expectations as of the date specified herein and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this press release is expressly qualified by the foregoing cautionary statements.

For further information:

Media Contact:
Shana Marino
KCSA Strategic Communications
(347) 487-6189
reunion@kcsa.com

Investor Contacts:
Phil Carlson / Sophia Bashford
KCSA Strategic Communications
(646) 573-0776 / (929) 246-7307
reunion@kcsa.com